UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)

DARLING INTERNATIONAL INC.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

237266101

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

13G/A
CUSIP No. 237266101			Page 2 of 8

1.	Name of Reporting Person: Mariel Capital Management, L.L.C.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group*:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 6,839,651

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 6,839,651

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,839,651

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares*: ☐

11.	Percent of Class Represented by Amount in Row (9): 10.8%**

12.	Type of Reporting Person*: OO

* SEE INSTRUCTIONS BEFORE FILLING OUT
** SEE ITEM 4(b).

13G/A
CUSIP No. 237266101			Page 3 of 8

1.	Name of Reporting Person: Nader Tavakoli		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group*:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 7,621,145

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 7,621,145

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,621,145

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares*: ☐

11.	Percent of Class Represented by Amount in Row (9): 12%**

12.	Type of Reporting Person*: IN

* SEE INSTRUCTIONS BEFORE FILLING OUT
** SEE ITEM 4(b).

AMENDMENT 1 TO SCHEDULE 13G

     This Amendment 1 to Schedule 13G (the “Schedule 13G”) is being filed on behalf of Mariel Capital Management, L.L.C., a Delaware limited liability company (“Mariel”), and Mr. Nader Tavakoli the principal of Mariel, relating to shares of common stock of Darling International Inc., a Delaware corporation (the “Issuer”).

     This Schedule 13G relates to shares of Common Stock of the Issuer purchased by Mr. Nader Tavakoli and purchased by Mariel for the account of EagleRock Master Fund, a Delaware general partnership, of which Mariel is the agent and attorney-in-fact. EagleRock Master Fund holds the shares of Common Stock of the Issuer for the account of EagleRock Capital Partners, L.P. and EagleRock Capital Partners (QP), L.P., both Delaware limited partnerships.

Item 1(a)	Name of Issuer.

Darling International Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

251 O’Connor Ridge Blvd., Suite 300
Irving, Texas 75038

Item 2(a)	Name of Person Filing.

Mariel Capital Management, L.L.C. (“Mariel”) and Nader Tavakoli.

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

551 Fifth Avenue, 34th Floor
New York, New York 10176

Item 2(c)	Citizenship or Place of Organization.

Mariel is a limited liability company organized under the laws of the State of Delaware. Nader Tavakoli is the principal of
Mariel and is a United States citizen.

Item 2(d)	Title of Class of Securities.

Common Stock, par value $.01 per share (the “Common Stock”).

Item 2(e)	CUSIP Number.

237266101

Item 3	Reporting Person.

Inapplicable.

Item 4	Ownership.

(a) Mariel is the beneficial owner of 6,839,651 shares of Common Stock and Mr. Tavakoli is the beneficial owner of 7,621,145 shares of Common Stock.

(b) Mariel is the beneficial owner of 10.8% and Mr. Tavakoli is the beneficial owner of 12.0% of the outstanding shares of Common Stock. This percentage is determined by dividing the number of shares beneficially owned by 63,306,244, the number of shares of Common Stock issued and outstanding as of November 10, 2003, as reported in the Issuer's quarterly report on Form 10-Q/A filed November 12, 2003.

(c) Mariel, as the agent and attorney-in-fact of EagleRock Master Fund, has the sole power to vote and dispose of the 6,839,651 shares of Common Stock held by EagleRock Master Fund. As the principal of Mariel, Mr. Tavakoli may direct the vote and disposition of the 6,839,651 shares of Common Stock held by EagleRock Master Fund and 781,494 shares of Common Stock held by himself, individually.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1
Joint Filing Agreement dated February 13, 2004 between Mariel Capital Management, L.L.C. and Nader Tavakoli.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: February 13, 2004

Mariel Capital Management, L.L.C.

By:	/s/ Nader Tavakoli
Nader Tavakoli, Managing Member

/s/ Nader Tavakoli

Nader Tavakoli